SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Giorgio Employee Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



                         GIORGIO EMPLOYEE SAVINGS PLAN

                    Financial Statements for the Years Ended
                  December 31, 1998 and 1997 and Supplemental
                      Schedule as of December 31, 1998 and
                          Independent Auditors' Report


GIORGIO EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
   December 31, 1998 and 1997                                                 2

   Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 1998 and 1997                             3

   Notes to Financial Statements for the Years Ended
   December 31, 1998 and 1997                                                 4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
   (Item 27a of Form 5500), December 31, 1998                                 11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

   Reportable Transactions for the Year Ended December 31, 1998

   Assets Acquired and Disposed of Within the Plan Year

   Party-in-Interest Transactions

   Obligations in Default

   Leases in Default



DELOITTE &
  TOUCHE LLP
------------          ------------------------------------------------------
                      Deloitte & Touche LLP        Telephone: (513) 784-7100
                      250 East Fifth Street
                      P.O. Box 5340
                      Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Giorgio Employee Savings Plan ("the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
April 30, 1999

---------------
Deloitte Touche
Tohmatsu
---------------



GIORGIO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
-----------------------------------------------
                                                                   1998            1997

INVESTMENTS, At fair value:
  Investment in The Procter and Gamble Master Savings Trust     $11,964,102     $11,688,141
  Loans to participants                                             362,722         318,358
                                                                -----------     -----------
     Total investments                                           12,326,824      12,006,499

INVESTMENT INCOME RECEIVABLE                                          4,960           -
                                                                -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                               $12,331,784     $12,006,499
                                                                ===========     ===========
See notes to financial statements.



GIORGIO EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------------------

                                                      1998            1997

ADDITIONS:
  Equity in net earnings of The Procter
    & Gamble Master Savings Trust                   $ 2,106,958     $ 2,459,719
  Interest income                                        39,278           7,824
                                                    -----------     -----------
     Total investment income                          2,146,236       2,467,543

  Transfer from merged plan                                           3,554,780
  Transfer from unaffiliated plans                           78          13,313
                                                    -----------     -----------
     Total additions                                  2,146,314       6,035,636

DEDUCTIONS - Distributions and withdrawals
  to participants                                     1,821,029         906,950
                                                    -----------     -----------

NET INCREASE                                            325,285       5,128,686

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  12,006,499       6,877,813
                                                    -----------     -----------


  End of year                                       $12,331,784     $12,006,499
                                                    ===========     ===========

See notes to financial statements.



GIORGIO EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------


1.   PLAN DESCRIPTION

     The following brief description of the Giorgio Employee Savings Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - Effective August 30, 1994, The Procter & Gamble Company ("P&G") acquired Giorgio Beverly Hills, Inc. ("Company") from Avon Products, Inc. Prior to the acquisition, certain employees of the Company participated in the Avon Employees' Savings and Stock Ownership Plan ("Predecessor Plan"). Pursuant to the sales agreement with Avon, assets under the Predecessor Plan owned by employees of the Company were transferred to create the Plan on August 30, 1994. Effective January 1, 1997, the Giorgio Pension Plan, a defined contribution plan, was merged into the Plan. This merger is recorded as a transfer from merged plans of approximately $3,600,000 in the Plan's financial statements in 1997.

     The Plan assets are held in a combined trust account, The Procter & Gamble Master Savings Trust ("Master Trust"), with the assets of other P&G sponsored defined contribution plans (see Note 4). Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS AND VESTING - Effective December 31, 1996, both employee and employer contributions to the Plan were suspended and all participants became fully vested. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective December 31, 1996.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or as installment payments. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of P&G, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of P&G.

     LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values (up to a maximum of $50,000). Loans are repayable via payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

     TRANSFER FROM UNAFFILIATED PLANS - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

          RESERVE FUND - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

          COMPANY STOCK FUND - A fund investing in shares of P&G common stock.

          MANAGED BOND - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

          LARGE COMPANY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

          DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

          INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

          SMALL COMPANY FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.


The activity and balances in the funds are summarized as follows for the years ended December 31, 1998 and 1997:
                                                  LARGE                     MANAGED                   COMPANY      INTERNATIONAL
                                                  COMPANY      DIVERSIFIED  BOND         RESERVE      STOCK        EQUITY
                                                  FUND         FUND         FUND         FUND         FUND         FUND
Net assets available for benefits,
 December 31, 1996                                $2,682,827   $1,648,505   $  854,449   $  667,692   $  646,969   $ 67,254

Equity in net earnings of The Procter & Gamble
 Master Savings Trust                              1,012,303      410,252       95,987       31,138      836,975      5,393
Interest income
Transfer from merged plan                            856,924      796,230      292,876      212,500    1,088,741    177,048
Transfer from unaffiliated plan                        2,171                                  4,630        2,171      4,341
Distributions and withdrawals to participants       (478,087)    (174,710)     (91,482)    (110,975)     (30,554)    (4,214)
Interfund transfers                                 (241,050)    (342,453)    (135,869)    (217,898)     771,789     70,910
                                                  ----------   ----------   ----------   ----------   ----------   --------

Net assets available for benefits,
 December 31, 1997                                 3,835,088    2,337,824    1,015,961      587,087    3,316,091    320,732

Equity in net earnings of The Procter & Gamble
 Master Savings Trust                              1,097,807      414,392       67,771       28,241      466,764     42,422
Interest income
Transfer from unaffiliated plan                                                                               78
Distributions and withdrawals to participants       (658,875)    (351,596)     (64,361)    (129,550)    (440,506)   (77,528)
Interfund transfers                                 (106,997)     (75,964)     (95,943)     (50,155)     288,552    (13,713)
                                                  ----------   ----------   ----------   ----------   ----------   --------
Net assets available for benefits,
 December 31, 1998                                $4,167,023   $2,324,656   $  923,428   $  435,623   $3,630,979   $271,913
                                                  ==========   ==========   ==========   ==========   ==========   ========

                                                  SMALL
                                                  COMPANY    LOANS TO
                                                  FUND       PARTICIPANTS  TOTAL
Net assets available for benefits,
 December 31, 1996                                $ 93,166   $216,951      $ 6,877,813

Equity in net earnings of The Procter & Gamble
 Master Savings Trust                               67,671                   2,459,719
Interest income                                                 7,824            7,824
Transfer from merged plan                          130,461                   3,554,780
Transfer from unaffiliated plan                                                 13,313
Distributions and withdrawals to participants      (12,219)    (4,709)        (906,950)
Interfund transfers                                  5,164     89,407
                                                  --------   --------      -----------

Net assets available for benefits,
 December 31, 1997                                 284,243    309,473       12,006,499

Equity in net earnings of The Procter & Gamble
 Master Savings Trust                              (10,439)                  2,106,958
Interest income                                                39,278           39,278
Transfer from unaffiliated plan                                                     78
Distributions and withdrawals to participants      (36,277)   (62,336)      (1,821,029)
Interfund transfers                                (16,548)    70,768
                                                  --------   --------      -----------
Net assets available for benefits,
 December 31, 1998                                $220,979   $357,183      $12,331,784
                                                  ========   ========      ===========



2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements are prepared under the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in P&G common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each participating plan in the Master Trust by the trustee and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by P&G.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   TAX STATUS

     The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 1998 and 1997.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, P&G formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of investments that fund various P&G-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 1998 and 1997 audited financial information regarding the net assets and investment income of the Master
     Trust:



Assets of the Master Trust at December 31, 1998 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL

Investments, at fair
 value                  $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
Accrued interest and
 dividends                    4,781          235           47            7            38            32           13         5,153
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $82,690,788  $76,750,359   $4,587,265   $2,999,267   $26,401,582   $33,445,695   $6,050,729  $232,925,685
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust           $ 3,623,825  $ 4,164,775   $  220,553   $  270,291   $   434,734   $ 2,324,845   $  925,079  $ 11,964,102
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's percentage
 ownership interest
 in Master Trust                 4%           5%           5%           9%            2%            7%          15%            5%
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investments,  at fair value,  held by the Master  Trust at December 31, 1998 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock   $82,247,171                                                                                  $ 82,247,171
Mutual funds                         $76,778,262   $4,596,117   $3,005,413   $26,409,391   $33,460,753   $6,048,229   150,298,165
Short-term investments
 (overdraft)                438,836      (28,138)      (8,899)      (6,153)       (7,847)      (15,090)       2,487       375,196
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $82,686,007  $76,750,124   $4,587,218   $2,999,260   $26,401,544   $33,445,663   $6,050,716  $232,920,532
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment  income from the Master Trust for the year ended December 31, 1998 is summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation
 (depreciation) in
 fair value of
 investments            $11,339,483  $18,695,385   $ (263,745)  $  396,904   $ 1,376,097   $ 4,973,756   $  416,005  $ 36,933,885
Dividends                 1,029,974                                                                                     1,029,974
Interest                     49,241           54           83           22           129            41          125        49,695
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $12,418,698  $18,695,439   $ (263,662)  $  396,926   $ 1,376,226   $ 4,973,797   $  416,130  $ 38,013,554
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's equity in
 net earnings of
 Master Trust           $   466,764  $ 1,097,807   $  (10,439)  $   42,422   $    28,241   $   414,392   $   67,771  $  2,106,958
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============



Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Investments, at fair
 value                  $75,945,362  $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170  $211,004,206
Accrued interest and
 dividends                    6,317          141           22           16           380           101           26         7,003
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------
Total                   $75,951,679  $60,122,078   $4,728,562   $2,629,446   $28,051,849   $33,669,399   $5,858,196  $211,011,209
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============

Plan's investment in
 Master Trust           $ 3,313,890  $ 3,828,148   $  288,139   $  316,718   $   588,255   $ 2,332,416   $1,020,575  $ 11,688,141
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============
Plan's percentage
 ownership interest
 in Master Trust                 4%           6%           6%          12%            2%            7%          17%            6%
                        ===========   ==========   ==========   ===========   ===========   ==========  ============  ===========


Investments,  at fair value,  held by the Master  Trust at December 31, 1997 are summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
The Procter & Gamble
 Company common stock   $74,844,561                                                                                  $ 74,844,561
Mutual funds                         $60,121,830   $4,728,479   $2,629,377   $27,988,957   $33,669,235   $5,858,117   134,995,995
Short-term investments    1,100,801          107           61           53        62,512            63           53     1,163,650
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $75,945,362  $60,121,937   $4,728,540   $2,629,430   $28,051,469   $33,669,298   $5,858,170  $211,004,206
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============


Investment  income from the Master Trust for the year ended December 31, 1997 is summarized as follows:
                                                                INTER-
                                     LARGE         SMALL        NATIONAL                                 MANAGED
                        COMPANY      COMPANY       COMPANY      EQUITY       RESERVE       DIVERSIFIED   BOND
                        STOCK FUND   FUND          FUND         FUND         FUND          FUND          FUND        TOTAL
Net appreciation in
 fair value of
 investments            $22,915,525  $15,017,239   $  817,130   $   52,370   $ 1,468,561   $ 5,581,761   $  520,449  $ 46,373,035
Dividends                   836,156                                                                                       836,156
Interest                     56,289                                                3,197                                   59,486
                        -----------  -----------   ----------   ----------   -----------   -----------   ----------  ------------

Total                   $23,807,970  $15,017,239   $  817,130   $   52,370   $ 1,471,758   $ 5,581,761   $  520,449  $ 47,268,677
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============
Plan's equity in
 net earnings of
 Master Trust           $   836,975  $ 1,012,303   $   67,671   $    5,393   $    31,138   $   410,252   $   95,987  $  2,459,719
                        ===========  ===========   ==========   ==========   ===========   ===========   ==========  ============



5.   DISTRIBUTIONS

     Distributions payable to participants at December 31, 1998 and 1997 are approximately $12,000 and $155,000, respectively.

                                   * * * * * *



GIORGIO EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a of Form 5500)
DECEMBER 31, 1998
--------------------------------------------------------------

IDENTITY OF ISSUE,
BORROWER, LESSOR                                                                                 FAIR
OR SIMILAR PARTY      DESCRIPTION OF INVESTMENT                                 COST             VALUE

Participant Loans     58 loans with maturities ranging from January 1999
                      to September 2008 and interest rates ranging from         $  -             $362,722
                      7-10%                                                     ======           ========



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Giorgio Employee Savings Plan




                                  /s/THOMAS J. MESS
Date:  June 22, 1999             ---------------------------------------
                                  Thomas J. Mess
                                  Secretary for Trustees







                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche